Exhibit 12.1
FuelCell Energy, Inc.
Statement of Computation of Ratio of Earnings
to Combined Fixed Charges and Preferred Dividends
Amounts presented in thousands

	Three Months Ended January 31,	Fiscal Years Ended October 31,
	2010	2009	2008	2007	2006	2005	2004
Earnings (loss):
Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(13,921)	$(65,440)	$(89,675)	$(65,662)	$(75,151)	$(65,381)	$(87,289)
Add:
Fixed Charges	896	3,613	3,464	3,463	8,327	6,305	1,244
Amortization of previously capitalized interest	—	—	—	—	—	—	7
Less:
Preferred dividends	802	3,208	3,208	3,208	8,117	6,077	964
Interest capitalized in the period		—	—	—	—	—	—

Earnings (loss) as adjusted	$(13,827)	$(65,035)	$(89,419)	$(65,407)	$(74,941)	$(65,153)	$(87,002)

Fixed charges:
Interest expense incurred	$63	$265	$100	$84	$103	$103	$137
Estimate of interest within rental expense	31	140	156	171	107	125	143
Less: interest capitalized in the period	—	—	—	—	—	—	—
Preferred dividends	802	3,208	3,208	3,208	8,117	6,077	964

Total fixed charges	$896	$3,613	$3,464	$3,463	$8,327	$6,305	$1,244

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(14,723)	$(68,648)	$(92,883)	$(68,870)	$(83,268)	$(71,458)	$(88,248)